December 22, 2002

Dear Shareholders:

      Your Board of Directors has completed its thorough review of the new offer (the “New Sherritt Offer”) from Sherritt Coal Acquisition Inc. (“Sherritt”) received on December 18, 2002. It is our duty to tell you that this offer is based on inaccuracies and questionable assumptions. The New Sherritt Offer is inferior to the Plan of Arrangement involving Teck Cominco Limited and Westshore Terminals Income Fund announced on December 4, 2002 (the “Enhanced Arrangement”).

      The New Sherritt Offer promises an increase in the cash component of as little as $1.00 per share while reducing the continuing value of the trust units by as much as $10.00 per unit.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU

REJECT
THE NEW SHERRITT OFFER

       We urge you to review the enclosed Circular, which details our reasons. In summary, our reasons include:

•	After the first year, distributions under the New Sherritt Offer are likely to be lower than they would be through the Fording Income Trust. Further, the New Sherritt Offer will not be able to deliver the promised first-year distributions without using the proposed one-year limited amount subordination feature and even that may not be sufficient.

•	Sherritt and Teachers are effectively paying only $28.41, and not $35.00, for each of the 24.3 million Fording shares they can acquire under the maximum cash election. What they are not telling you is that Sherritt and Teachers are effectively getting 6 million Fording shares for free.

•	The New Sherritt Offer proposes to strip out Fording’s valuable thermal coal assets at a vastly undervalued price and to sell low-value, low-productivity metallurgical coal assets into the income trust at far more than their fair value. This benefits Sherritt and its partners, not Fording shareholders.

•	The level of synergies — tax, operating and shipping — purported to be available under the New Sherritt Offer are illusory.

•	The pro forma financial statements in the New Sherritt Offer are inaccurate: they include assets that will not be in the proposed trust and exclude assets that will be included.

•	The New Sherritt Offer contains a number of significant risks, including potential review by the United States Securities and Exchange Commission, which may result in delays to the New Sherritt Offer and unequal treatment of Fording shareholders.

•	It is inadequate to Fording shareholders, other than Sherritt and Ontario Teachers Pension Plan Board, and inferior to the Enhanced Arrangement, from a financial point of view, in the opinion of RBC Capital Markets.

      We urge you to SUPPORT the Enhanced Arrangement, REJECT the New Sherritt Offer and NOT vote the Sherritt Proxy.

Sincerely,

Richard F. Haskayne, O.C.F.C.A. Chairman	James G. Gardiner President and Chief Executive Officer

Response of the Board of Directors

RECOMMENDING

REJECTION

OF THE NEW OFFER BY

SHERRITT COAL ACQUISITION INC.

TO PURCHASE ALL OF THE COMMON SHARES

OF

Fording Inc.

The Board of Directors unanimously recommends that Shareholders REJECT the New Sherritt Offer and NOT TENDER their Common Shares.

Notice To Non-Canadian Residents

The New Sherritt Offer is in respect of securities of a Canadian issuer, and while the issuer is subject to continuous disclosure requirements in Canada, investors should be aware that these requirements are different from those in the United States and other non-Canadian jurisdictions. Financial Statements included herein, if any, have been prepared in accordance with Canadian generally accepted accounting principles and therefore may not be comparable to financial statements of United States or other non-Canadian companies. The enforcement by non-Canadian investors of civil liabilities under United States federal securities laws, or under other non-Canadian laws, may be affected by the fact that the Corporation is a Canadian corporation, that most of its directors and officers are Canadian residents and that a majority of its assets are located in Canada.

DECEMBER 22, 2002

RESPONSE OF THE BOARD OF DIRECTORS
THE NEW SHERRITT OFFER
REJECTION RECOMMENDATION
RECOMMENDATION OF THE FORDING BOARD OF DIRECTORS
SUMMARY OF REASONS FOR REJECTION
REASONS FOR RECOMMENDATION
THE NEW SHERRITT OFFER DEMONSTRATES WEAK GOVERNANCE
OTHER RISKS ASSOCIATED WITH THE NEW SHERRITT OFFER
THE FORDING INCOME TRUST IS CLEARLY SUPERIOR
RECENT DEVELOPMENTS
REJECTION OF THE NEW SHERRITT OFFER BY DIRECTORS AND SENIOR OFFICERS
MATERIAL CHANGES
STATUTORY RIGHTS OF ACTION
OWNERSHIP OF SECURITIES OF SHERRITT INTERNATIONAL, TEACHERS OR SHERRITT
INCORPORATION BY REFERENCE
OTHER INFORMATION
APPROVAL OF THE RESPONSE CIRCULAR
CERTIFICATE
SCHEDULE “A” CONSENT OF RBC DOMINION SECURITIES INC.
SCHEDULE “B” OPINION OF RBC DOMINION SECURITIES INC.
Director's Circular Dated December 22, 2002
Press Release Dated December 22, 2002

i

FORDING INC.

RESPONSE OF THE BOARD OF DIRECTORS

      This Directors’ Circular (the “Response Circular”) is the response of the board of directors (the “Board of Directors”) of Fording Inc. (“Fording” or the “Corporation”) to the new offer (the “New Sherritt Offer”) made by Sherritt Coal Acquisition Inc. (“Sherritt”) as set out in its offering document (the “New Sherritt Offering Circular”) dated December 16, 2002.

      A previous offer (the “First Sherritt Offer”) was announced by Sherritt on October 21, 2002 and made on October 25, 2002 and related to the purchase of all of the outstanding common shares in the capital of the Corporation (the “Common Shares”) for $29.00 in cash per Common Share, upon the terms and subject to the conditions set forth in the offer and accompanying circular dated October 25, 2002 (the “First Sherritt Offering Circular”).

      On November 6, 2002, the Board of Directors issued its directors’ circular (the “Directors’ Circular”) responding to the First Sherritt Offer. In the Directors’ Circular, the Board of Directors recommended that shareholders of Fording (the “Shareholders”) reject the First Sherritt Offer. A copy of the Directors’ Circular will be provided to any person upon request to Georgeson Shareholder Communications Canada, at the toll free number on the last page of this Response Circular and is available on the internet at www.sedar.com.

      All information provided in this Response Circular relating to Sherritt, Sherritt International Corporation (“Sherritt International”), the Ontario Teachers’ Pension Plan Board (“Teachers”), the Sherritt Coal Partnership II (the “Partnership”) and CONSOL Energy Inc. (“CONSOL”) is based on public information disclosed in the First Sherritt Offering Circular or the New Sherritt Offering Circular or made available by Sherritt, Sherritt International, Teachers, the Partnership or their respective affiliates. CONSOL is a joint venture partner with Luscar Energy Partnership (itself a 50/50 partnership between Sherritt International and Teachers) (collectively the “Sherritt Group”). The Sherritt Group owns the Line Creek mine, the proposed Cheviot project, the Luscar Mine and a 46% interest in Neptune terminal, all as described in the New Sherritt Offer. The Board of Directors does not assume any responsibility for the accuracy or completeness of such information. All dollar amounts in this Response Circular are expressed in Canadian dollars, unless otherwise indicated.

THE NEW SHERRITT OFFER

      Pursuant to the terms of the New Sherritt Offer, Sherritt is offering Shareholders the choice of receiving (a) $35.00 in cash per Common Share, subject to pro-ration and maximum cash consideration of $850 million, or (b) one exchange right per Common Share (the “Exchange Right”), convertible into one unit (a “Sherritt Unit”) in a new income trust (the “Sherritt Income Trust”) which will own Fording and Sherritt Group metallurgical coal assets, subject to pro-ration and maximum issuance of approximately 42.4 million exchange rights, or (c) a combination of cash and Exchange Rights, subject to pro-ration.

REJECTION RECOMMENDATION

The Board of Directors unanimously recommends that Shareholders

REJECT the New Sherritt Offer and NOT TENDER their Common Shares.

RECOMMENDATION OF THE FORDING BOARD OF DIRECTORS

      After reviewing the 340 page New Sherritt Offering Circular, and with the advice of its financial and legal advisors, the Board of Directors has unanimously concluded that the New Sherritt Offer is inadequate to Shareholders, other than Sherritt, Sherritt International and its partner, Teachers, and inferior to Fording’s enhanced arrangement involving Teck Cominco Limited (“Teck”) and Westshore Terminals Income Fund (“Westshore”) announced on December 4, 2002 and described in Fording’s Information Circular dated November 20, 2002, as amended by the Supplement dated December 8, 2002 (the “Enhanced Arrangement”). The Board of Directors unanimously recommends that Shareholders reject the New Sherritt Offer.

      The Board of Directors believes that the New Sherritt Offer is based on questionable assumptions and uses an increase in cash consideration of $1.00 per share to obscure a unit value that could be worth $10.00 less per unit than a unit (a “Fording Unit”) of the income trust that will be created pursuant to the Enhanced Arrangement (the “Fording

Income Trust”). Further, the manner in which the cash election is structured results in an effective cost per Common Share to Sherritt International and Teachers, under the maximum cash election, of only $28.41 resulting in a value transfer of $210 million from Shareholders to Sherritt International and Teachers under the maximum cash election.

      Shareholders should nevertheless consider the New Sherritt Offer carefully and come to their own decision to accept or reject the New Sherritt Offer. Shareholders who are in any doubt as to how to respond to the New Sherritt Offer should consult their investment dealer, lawyer or other professional advisor.

SUMMARY OF REASONS FOR REJECTION

      The following is a summary of the reasons why the Board of Directors is unanimously recommending rejection of the New Sherritt Offer. Each of the reasons is discussed in greater detail in the section titled “Reasons for Rejection”.

Fundamental Value Issues

•	Fording believes that Sherritt will be obliged to use the one-year limited amount subordination feature in order to achieve the distribution levels that Sherritt is claiming under the New Sherritt Offer. However, Fording believes that such feature will not be sufficient to achieve such distribution levels. After the expiry of the subordination feature, the distributable cash under the New Sherritt Offer will be significantly less than that under the Fording Income Trust.

•	Sherritt International and Teachers are effectively paying only $28.41 for each of the 24.3 million Common Shares they can acquire under the maximum cash election. What they are not telling you is that Sherritt International and Teachers are effectively getting six million Common Shares for free. Stated another way, the manner in which the cash election has been structured under the New Sherritt Offer results in a transfer of $210 million of value from Shareholders to Sherritt International and Teachers under the maximum cash election.

•	Sherritt intends to extract the value of Fording’s thermal coal assets by moving such assets into another entity in which Shareholders will not participate. The price that Sherritt International and Teachers propose to pay for Fording’s valuable thermal coal assets and its associated stable cash flows vastly undervalues such assets. Further, the substantial stable and growing cash flows generated for unitholders by these assets in the Fording Income Trust are not replaced in the Sherritt Income Trust. Fording’s thermal coal assets are valued by Sherritt under the New Sherritt Offer at $242 million notwithstanding that these assets generated cash flow, after sustaining capital expenditures, of $43.4 million in 2001. By contrast, the metallurgical coal assets proposed to be contributed to the Sherritt Income Trust by the Sherritt Group for $207 million, generated cash flow after capital expenditures of only $2.8 million in 2001.

•	Sherritt International, Teachers and CONSOL propose to sell their metallurgical coal assets to the Sherritt Income Trust at a price far greater than their fair value.

•	The level of synergies claimed by Sherritt is illusory.

•	The Sherritt Group’s Line Creek mine is high cost and uncompetitive. The modified Cheviot mine, as proposed to be developed by the Sherritt Group, does not yet have all required permits to operate and may not be economic.

•	The Neptune terminal will be losing a three million tonne per year customer when the Sherritt Group’s Luscar mine closes in early 2004. As Fording understands that the Sherritt Group must pay its portion of the fixed costs incurred at Neptune, this asset may have little or no value to Shareholders.

•	The New Sherritt Offer involves long term external management contracts with an affiliate of Sherritt International and Teachers at both the operating company and the Sherritt Income Trust level, with additional costs and management fees being paid over the base fee that Sherritt has publicized.

•	The advice of RBC Capital Markets (“RBC”) that the consideration under the New Sherritt Offer is inadequate to Shareholders other than Sherritt and its affiliates. RBC also advised that the New Sherritt Offer is inferior to the Enhanced Arrangement from a financial perspective.

Other Important Considerations

•	Fording believes the New Sherritt Offer faces a number of regulatory issues which may significantly delay both its advertised take-up and pay date and/or the ultimate issuance of exchange rights and Sherritt Units.

•	The Board of Directors has been advised that the New Sherritt Offer may be subject to U.S. Securities and Exchange Commission (“SEC”) review, which may result in unequal Shareholder access to the cash option.

•	The pro forma financial information in the New Sherritt Offer is inaccurate in that it fails to portray the proposed Sherritt Income Trust as it will exist if all the proposed transactions are completed.

•	The New Sherritt Offer raises important governance issues and control questions both in its implementation and in the ongoing management of the Sherritt Income Trust resulting from the New Sherritt Offer.

•	The New Sherritt Offer is highly conditional in favour of Sherritt and the conditions are at Sherritt’s discretion.

REASONS FOR RECOMMENDATION

      The Board of Directors, assisted by its financial and legal advisors, has carefully considered all aspects of the New Sherritt Offer.

      In unanimously concluding that the New Sherritt Offer is inferior to the Fording Income Trust, not in the best interests of Fording or its Shareholders, and in determining to recommend rejection, the Board of Directors identified a number of factors as being the most relevant, including the following:

The New Sherritt Offer Provides Much Less Value than the Fording Income Trust

Effective Price to Sherritt International and Teachers Obscured

      Sherritt International and Teachers are effectively paying only $28.41, and not $35.00, for each of the 24.3 million Common Shares they can acquire under the maximum cash election. What they are not telling you is that Sherritt International and Teachers are effectively getting six million Common Shares for free. Stated another way, the manner in which the cash election has been structured under the New Sherritt Offer results in a transfer of $210 million of value from Shareholders to Sherritt International and Teachers under the maximum cash election.

Distributable Cash in the Sherritt Income Trust will Decrease After the First Year

      Fording believes that Sherritt will be obliged to use the one-year limited amount subordination feature in order to achieve the distribution levels that Sherritt is claiming under the New Sherritt Offer. Such feature will not be sufficient to achieve such distribution levels. Fording believes that after the expiry of the subordination feature, the distributable cash under the New Sherritt Offer will be significantly less than under the Enhanced Arrangement.

      The Board of Directors believes that, absent the short term one-year limited subordination feature, the true level of distributable cash that would be generated for holders of Sherritt Units in 2003 would be less than $3.00 per unit.

      The distributable cash amount announced by Sherritt appears to include cash from the Luscar mine, which is only included in the Sherritt Income Trust at the option of the Sherritt Group in the event they exercise their put right after the yet determined exchange date. In any event, the Luscar mine is scheduled to close in early 2004.

Sherritt Mischaracterizes the Impact of Foreign Exchange Contracts

      There is little value for Shareholders in Sherritt extinguishing Fording’s foreign exchange commitments. Sherritt has characterized the foreign exchange contracts as a $115 million liability of the income trust. However, the average exchange rate on the 2003 year contracts is $0.65 versus $0.70 in 2002, and therefore it is unlikely that these contracts will result in any material losses in 2003 at current exchange rates. Accordingly, extinguishing the foreign exchange contracts will not provide any material savings to Shareholders. Furthermore, these contracts protect Fording’s distributable cash from the strengthening Canadian dollar.

The Proposed Value of the Sherritt Group’s Metallurgical Coal Assets is Greatly Exaggerated

      The Board of Directors believes that it is not in Shareholders’ interests to reduce their ownership of low-cost assets in favour of high-cost assets as proposed by Sherritt under the New Sherritt Offer.

      Fording’s year to date mine site costs in 2002 average $25.00 per clean metric tonne (“cmt”). This compares with the $39.00 cost in 2002 at the Line Creek mine.

      The assets being contributed by the Sherritt Group (being the high-cost Line Creek mine, the interest in the undeveloped Cheviot project and a 46% interest in the Neptune terminal) have been significantly overvalued by the New Sherritt Offer at $207 million, plus assumption of liabilities and a cash payment for working capital. Over the nine month period ending September 2002, these assets generated an operating margin of $3.8 million, and had associated capital expenditures of $2.2 million. Accordingly, the New Sherritt Offer values these assets at an annualized price to operating income ratio of more than 40 times. Furthermore, the cash generated by these assets for the trailing nine month period is just $1.6 million after capital expenditures, but before overhead, debt service costs and taxes, which is a price to discretionary cash flow ratio of approximately 97 times. The Sherritt Group’s metallurgical coal assets therefore are generating negligible operating income and cash flow, and the Sherritt Group is benefitting by selling these grossly overvalued assets at prices they have set themselves.

      The Line Creek mine, the primary metallurgical coal asset to be contributed to the income trust by the Sherritt Group, is a high-cost, uncompetitive mine and will remain so for the remainder of its life.

      The metallurgical coal business is a commodity business where profitability and long term survival are strongly linked to cost control. The Sherritt Group’s own consultant, Norwest Corporation, said of the Line Creek mine: “Since 1999, the mine site cost on a clean basis has increased from $27.99/cmt/year to $39.48/cmt/year to date in October 2002”. This follows a direct increase in the strip ratio as well as increasing waste movement, labour, maintenance and energy costs.

      The productivity of the Sherritt Group’s Line Creek mine is significantly lower than the Fording mines. With a strip ratio of approximately 8:1, Fording’s mines and Teck’s Elkview mine are far superior to Line Creek’s ratio of 11:1, and there is no expectation for improvement in the Line Creek ratio, as reported by Norwest Corporation. Under the New Sherritt Offer, Shareholders dilute their interest in the higher-productivity Fording mines and forego ownership in Teck’s Elkview mine in exchange for a share of the significantly lower-productivity Sherritt Group mines.

      The Cheviot mine, if ever developed, would require significant capital — estimated by the Sherritt Group at $80 million. The Sherritt Group has not provided any plan for funding this major expansion. Furthermore, if the Sherritt Group does not exercise its put option to sell the Luscar mine to the Sherritt Income Trust, the Cheviot mine will not have a processing facility, much less a permit.

Sherritt International and Teachers Take Fording’s Thermal Coal Assets for Much Less Than Fair Value

      Sherritt International and Teachers are significantly undervaluing Fording’s thermal coal business, which consists of three mine mouth operations (Highvale, Whitewood and Genesee) and third party mining operations at various locations (the “Prairie Operations”). By taking these Prairie Operations for their own account, Sherritt International and Teachers are precluding Shareholders from benefitting from these strategic assets.

      The Prairie Operations’ EBITDA was $47.6 million in 2001. The addition of Highvale in 2003 and the expansion at Genesee will significantly increase EBITDA. Based on 2001 EBITDA, Sherritt’s implied value of $242 million paid for the Prairie Operations, represents 5.1 times EBITDA. This price significantly undervalues these assets based on their historic profitability, and ascribes no value to their expected growth in revenues from adding new operations such as Highvale and increasing production at existing operations such as Genesee, which is in the process of expanding its generation capacity.

      Fording also has substantial undeveloped resources consisting of large tracts of freehold coal with no Crown royalty obligations. These resources are strategically located adjacent to existing or prospective power plants. Fording believes that these resources have a value of approximately $100 million based on recent coal rights transactions.

      Based on the distributable cash flow associated with the Prairie Operations, and the expected cash-on-cash yield implied by the New Sherritt Offer, the Prairie Operations would be valued at more than $325 million, without regard to the potential for growth of the business or its undeveloped resources. In addition, given the lower risk associated with this stable cash flow business, Fording would expect the Prairie Operations to be valued at a higher multiple of distributable cash flow than the metallurgical assets, resulting in an implied value of approximately $400 million, without regard to the potential for growth in the business or its undeveloped resources referred to above. Shareholders should recognize that the New Sherritt Offer is structured so that Sherritt International and Teachers benefit from buying the Prairie Operations at far less than their fair market value.

      Over the next four years, based on existing contracts and mine plans, Fording expects the Prairie Operations’ EBITDA to grow at a 7% compound rate. Sherritt does not mention this growth in the value of the Prairie Operations as Sherritt International and Teachers want to retain this business, to the exclusion of Shareholders.

      Contrary to what Sherritt indicates, Fording believes that the Prairie Operations including the Highvale operation are ideal assets for an income trust, because of the highly predictable nature of the cash flows they generate. The Prairie Operations are contract operations and royalty interests with returns that are unaffected by volatility in metallurgical coal prices. Under the New Sherritt Offer, these benefits accrue to Sherritt International and Teachers, not Shareholders.

The Level of Synergies Claimed by Sherritt is Illusory

Tax synergies not likely available

      A portion of the $50 million of the total synergies claimed by Sherritt relate to mineral tax savings that can only be realized if the Fording mines can take advantage of substantial mineral tax pools relating to the Sherritt Group’s Line Creek mine in order to reduce exposure to mineral tax. Fording estimates that the maximum savings, if any, appear to be $33 million in the aggregate, claimable over a two year period. Fording believes such tax savings are unlikely to be achieved at all and in any case, would be non-recurring.

      Shareholders should recognize that Line Creek’s substantial mineral tax pools have accumulated because of a history of weak profitability and/or losses at the mine.

Operating synergies are much smaller than claimed

      Synergies resulting from mine cost reductions and enhanced blending opportunities will not be achieved because of dissimilar equipment fleets, transport issues and the comparative lack of flexibility of the smaller-volume Sherritt Group mines.

Synergies at Neptune are overstated

      Any savings resulting from utilization of the Neptune terminal will be substantially offset or eliminated through increased rail and vessel charges, in addition to potentially increasing fixed costs per tonne when the Luscar mine volumes of approximately three million tonnes stop flowing through the Neptune terminal in 2004.

      In addition, there will likely be higher port costs at Westshore Terminals if Fording’s shipping volumes through Westshore are reduced. Further, substantially all of the metallurgical coal exported by Fording requires blending and the Neptune terminal lacks coal blending capability, which is a key component to enhancing the value of coal being shipped. Rather than provide blending synergies, as Sherritt suggests, Fording would lose much of the benefit it derives from blending today. Further, competitive long term rates achieved in negotiations with Westshore Terminals Ltd. for Fording’s shipments would be in peril if the Fording Income Trust is not consummated.

      Neptune is a smaller terminal with one coal berth and shiploader, designed to accommodate vessels up to 75,000 metric tonnes. In a world of increasingly large vessels requiring rapid loading, the Neptune terminal does not meet Fording’s typical shipping requirements. So far this year over 70% of Fording’s coal was loaded in vessels of over 130,000 metric tonnes deadweight. The Neptune terminal can only accommodate vessels of this size by bringing them in and out on high tide, causing delays and costing money. The berth is short, so large vessels have to be shifted back and forth by tugs, which adds to the costs.

      Sherritt indicates that it could expand the Neptune terminal, but there are permitting issues associated with an expansion. The Neptune terminal is located in North Vancouver and there can be no assurance that permits would be attainable or the costs associated with any expansion would be economically justifiable.

THE NEW SHERRITT OFFER DEMONSTRATES WEAK GOVERNANCE

      Given the strong stand that Teachers has taken on corporate governance issues in the past, the Board of Directors is surprised to see the approach Teachers is supporting as a partner in the New Sherritt Offer, and in particular its refusal to provide an appropriate amount of time for Shareholders to consider the New Sherritt Offer.

Trust and Business to be Externally Managed by Sherritt International and Teachers

      At a time when investors are questioning the use of external managers, Sherritt proposes to externally manage the Sherritt Income Trust through an affiliate of Sherritt International and Teachers for a range of fees that may significantly increase costs over those they have advertised. The management contract would be for five years, plus renewals.

      The Sherritt-appointed manager would also manage Luscar Coal Ltd., a competing coal company owned by Sherritt International and Teachers, which could cause conflicts of interest.

      Sherritt’s “promise” of management costs capped at a level equal to Fording’s 2002 management costs does not include:

•	All costs of the Sherritt Income Trust, such as all of its public company costs. These costs have been conservatively “budgeted” by Fording based on anticipated trust costs. The actual costs to Fording will be as incurred and may be substantially less than the $2 million budget.

•	Fees and costs for administering the trust and additional payments for undefined “extraordinary” services and other third party management costs.

      Fording management has demonstrated years of productivity improvements and cost reductions. This type of performance, from a management aligned with Shareholders as is presently the case at Fording, can far outweigh any inferred savings in management costs under the structure proposed by Sherritt. The proposed option plan under the Fording Income Trust is no greater in size than the existing Fording option plan.

The New Sherritt Offer Raises Significant Questions About Governance and Control of the Sherritt Income Trust and, More Importantly, the Operating Coal Company

      Under the New Sherritt Offer, a Sherritt affiliate as manager controls the business with limited oversight from the operating company board.

      There will be no independent trustees or board members until some uncertain date on which the exercise rights are automatically exercised. Proposed independent trustees and board members are to be initially appointed by Sherritt and are not even identified.

      Thereafter, Sherritt is entitled to four board members even with as little as a 15% interest of the operating coal company. Sherritt has made no commitment to vote for a majority of independent members of the operating company’s board.

      All of the proposed non-arm’s length asset transfers for the benefit of Sherritt and its partners take place prior to the appointment of independent trustees and directors.

      As Shareholders of Fording, Shareholders have extensive rights to dissent for fair value if they disagree with certain fundamental changes upon which they can vote as Shareholders. As unitholders in the Sherritt Income Trust they would have very limited dissent rights, available only in connection with a compulsory acquisition following a takeover bid.

      There is no provision for ongoing independent trustee or independent board member approval of related party transactions.

      Sherritt can convert its operating company interest into trust units. Fording believes that Sherritt will have 53% of the economic interest in the venture and, on conversion, 53% of the Sherritt Units, including Teachers’ existing position. Sherritt together with its joint venture partners will directly or indirectly own 58.5% of the business.

      There is no express coat-tail provision to protect unitholders should Sherritt International and Teachers sell their interest in their newly created metallurgical coal company, which interest represents control of the Sherritt Income Trust if converted into Sherritt Units.

OTHER RISKS ASSOCIATED WITH THE NEW SHERRITT OFFER

Significant Risk of Delay in the Sherritt Offer

      Sherritt and its newly formed trust have filed a registration statement with the SEC for their exchange rights and related Sherritt Units using the Canada-U.S. multijurisdictional disclosure system. U.S. counsel has advised Fording that there are serious questions as to whether such securities are eligible to be registered under such system. If such system is not available, registration of such securities will be subject to SEC review, a process that frequently takes months.

The New Sherritt Offer May Not Treat Shareholders Equally

      If a U.S. registration of the exchange rights cannot be properly effected, Sherritt purports to be able to offer only cash to U.S. Shareholders. This would reduce the amount of cash available to Canadian Shareholders.

Risk That Shareholders May Never Get Sherritt Units

      If the exchange rights cannot be exercised for Sherritt Units by September 2003, exchange rights holders will receive shares of a metallurgical coal company instead of Sherritt Units and will not enjoy the more favourable valuations and tax efficiencies associated with an income trust structure.

The Sherritt Income Trust Pro Forma Financial Information is Materially Inaccurate

      The New Sherritt Offer documents include pro forma financial statements of the proposed combined entity that are materially inaccurate since they include Fording’s Prairie Operations as part of the proposed Sherritt Income Trust when, in fact, Sherritt intends to transfer those assets to another entity. In addition, the statements fail to include the Sherritt Group’s metallurgical coal properties, although they will form part of the Sherritt Income Trust. Accordingly, the pro forma statements provide no guidance as to what the Sherritt Income Trust would look like if the New Sherritt Offer was completed. They include assets that are being stripped out and exclude those that are being added, so that the relative value proposition is unclear.

      Sherritt’s pro forma summary of distributable cash for the Sherritt Income Trust includes the effects of the transfer of Fording’s Prairie Operations, the acquisition of the Sherritt Group’s metallurgical coal properties and the acquisition of the Luscar mine (which is fully at the Sherritt Group’s option), while the pro forma financial statements of the Sherritt Income Trust ignore all of these transactions.

      Sherritt’s pro forma summary of distributable cash for the nine months ended September 30, 2002 severely distorts Fording’s foreign exchange hedge position. In the pro forma information, the elimination of the hedge is shown as an add-back of $65 million for the nine month period, which Sherritt annualizes to $86 million for the year (or $1.49 per Sherritt Unit). In fact, at the noon exchange rate on December 19, 2002 of $0.646 Fording’s foreign exchange hedges would represent a hedge loss of approximately $7 million in 2003. As previously disclosed, Fording’s foreign exchange forward contracts for the years 2003 through 2006 are at approximate market rates of US$/C$0.65, $0.66, $0.66 and $0.62, respectively.

THE FORDING INCOME TRUST IS CLEARLY SUPERIOR

      The Board of Directors has unanimously determined that the New Sherritt Offer is inferior to the Enhanced Arrangement. In reaching its conclusion, the Board of Directors identified a number of factors as being the most relevant, including the following.

Distributable Cash/Unit Value

      Under the Enhanced Arrangement, it is anticipated that Fording Income Trust unitholders will receive distributions of $1.05 per unit in the first quarter of 2003, the same amount stated to be available under the New Sherritt Offer by virtue of its subordination feature.

      Fording believes that Sherritt will be obliged to use the one-year limited amount subordination feature in order to achieve the distribution levels that Sherritt is claiming under the New Sherritt Offer, but such feature will not be sufficient to achieve such distribution levels. Fording believes that after the expiry of the subordination feature, the distributable cash under the New Sherritt Offer will be significantly less than that under the Fording Income Trust.

      In 2004, without subordination, Fording expects that, assuming a stable coal price, distributions from the Sherritt Income Trust will further decrease. Distributions under the Fording Income Trust, enhanced by real synergies, are expected, on the same basis, to increase going forward resulting in a significantly higher implied value for the units to be issued by the Fording Income Trust as compared to those to be issued under the New Sherritt Offer.

No Regulatory Uncertainty

      Fording’s Enhanced Arrangement is not subject to any regulatory uncertainty since all necessary approvals have been, or will be received prior to the Shareholder meeting. Further, all necessary steps have been taken to ensure that the Fording Units of the Fording Income Trust will be freely tradeable upon issuance, unlike the Sherritt

Units proposed to be issued under the New Sherritt Offer which may be subject to SEC review, a process that can take months.

Real and Continuing Synergies

      The combination of the Fording coal business with that of Teck will result in real synergies that will be available over the long term. For example, the large volume of higher rank, quality coal produced by Teck’s Elkview mine provides significant blending and marketing opportunities when combined with the production from the Fording mines.

      In addition, the large open pit configuration of the Elkview mine utilizes large-scale equipment similar to the equipment used at the Fording mines, which provides significant opportunities for cost, purchasing and stores inventory savings. These savings are unavailable from combining with the small-scale, small equipment Line Creek mine.

      The proximity of Elkview land and coal resources to the Coal Mountain mine provides an opportunity to substantially increase Coal Mountain’s capacity and reserve life.

      The long term port agreement with Westshore Terminals Ltd., at favourable arm’s-length rates, is a significant benefit of the Fording Income Trust since Westshore is the only available port that can meet the Fording Income Trust’s large vessel and blending requirements.

The Additional Cash Component Offered by Sherritt is Small Compared to the Loss in Unit Value

      As Teachers is willing to elect all units in the New Sherritt Offer, it should also be willing to elect to receive all Fording Units, which Fording believes are clearly superior to the Sherritt Units. In that case, the split of cash and units to Shareholders under the Fording Income Trust would change from $15.60 cash and 0.541 of a Fording Unit per Common Share to $16.65 cash and 0.511 of a Fording Unit per Common Share, compared to $17.63 cash and 0.496 of a Sherritt Unit under the New Sherritt Offer. However, Fording believes the Sherritt Units could be worth up to $10.00 less per unit than a Fording Unit.

RECENT DEVELOPMENTS

      In the weeks following the announcement of the income trust conversion by Fording on Monday, October 21, 2002 (the “Original Arrangement”), the Board of Directors and management of Fording along with its financial advisors, RBC, continued to actively pursue the enhancement of Shareholder value, beyond the value available to Shareholders under the Original Arrangement.

      These efforts included RBC contacting various industry participants located throughout the world to assess their interest in pursuing a value maximizing transaction with Fording.

      As part of Fording’s continuing value enhancing initiatives, a data room was opened and confidentiality and standstill agreements were signed with parties which attended at the data room.

      On November 27, 2002, Mr. James A. Pattison, a director of Westshore Terminals Ltd. and Chairman of The Jim Pattison Group, Dr. Norman Keevil, Chairman of Teck, and Mr. David A. Thompson, Deputy Chairman and Chief Executive Officer of Teck, met with Mr. Richard Haskayne, Chairman of the Board of Directors, Jim Gardiner, Chief Executive Officer, and Mr. Allen Hagerman, Chief Financial Officer of Fording, and tabled a proposal similar but inferior to the arrangement ultimately agreed to. A term of the initial proposal was that the parties enter into exclusive negotiations until December 6, 2002 in an effort to arrive at a transaction (the “Joint Teck/Westshore Proposal”).

      Shortly thereafter, a meeting of the Board of Directors was held at which the Joint Teck/Westshore Proposal in its initial proposed form was discussed. The Chairman also advised that Mr. Delaney, Chairman of Sherritt International, wanted to meet with him and other Fording representatives to discuss the possibility of pursuing a negotiated transaction between Sherritt and Fording.

      RBC advised the Board of Directors that the Joint Teck/Westshore Proposal as initially proposed was superior to both the First Sherritt Offer and the Original Arrangement from a financial point of view. Osler, Hoskin & Harcourt LLP advised the Board of Directors that it should engage in a process that in the Board of Directors’ reasonable business judgment would result in the best outcome for Shareholders.

      Based on this advice, a Board of Directors meeting was scheduled for November 29, 2002, and Messrs. Haskayne, Gardiner and Hagerman were authorized to meet with Mr. Delaney on November 28, 2002. The Board of Directors also instructed RBC to contact Sherritt’s financial advisors to advise them of the need on the part of their client to put its best offer forward on November 28, 2002, as Fording was considering other opportunities.

      Messrs. Haskayne, Gardiner and Hagerman met with Mr. Delaney and Mr. Jowdat Waheed, Senior Vice President, Finance and Chief Financial Officer of Sherritt International, on November 28, 2002. Notwithstanding the urging by Messrs. Haskayne, Gardiner and Hagerman that Sherritt put its best offer forward and the similar message sent by Fording’s financial advisors to Sherritt’s financial advisors, the proposal put forward by Sherritt to Fording was vague, still contemplated a $29.00 per share cash offer price and was clearly inferior to the Joint Teck/Westshore Proposal.

      Shortly after the meeting, Mr. Delaney called Mr. Haskayne to advise that Sherritt would continue to pursue its unsolicited take-over bid.

      The Board of Directors was advised of the meeting with Mr. Delaney at the Board of Directors meeting on November 29, 2002. The Board of Directors was advised that the impression had been left that the First Sherritt Offer would not be materially improved absent Sherritt being forced to do so by a competing bid. RBC advised the Board of Directors that the Joint Teck/Westshore Proposal was superior from a financial perspective to the offer as outlined by Mr. Delaney in his meeting of the prior day.

      Based on this advice, the Board of Directors authorized management to enter into a confidentiality and standstill agreement with each of Teck and Westshore for the purpose of negotiating an improved Joint Teck/ Westshore Proposal.

      Pursuant to such agreements Fording, Teck and Westshore agreed to negotiate with one another exclusively until 11:59 p.m. (Mountain Standard Time) on December 3, 2002. Such exclusivity was subsequently extended for a brief period. Prior to that time, representatives of Fording, Teck and Westshore, and their respective financial and legal advisors, conducted extensive due diligence investigations of the other parties’ confidential financial and operating information.

      At a Board of Directors meeting on the afternoon of December 3, 2002, management advised the Board of Directors that Teck and Westshore had substantially improved the Joint Teck/Westshore Proposal. RBC advised the Board of Directors that the improved Teck/Westshore Proposal was fair from a financial point of view to Shareholders and superior from a financial perspective to the modified First Sherritt Offer and the Original Arrangement. Based on this advice, the Board of Directors authorized management, RBC and Osler, Hoskin & Harcourt LLP to work towards finalizing definitive and binding documentation, subject to ensuring that superior corporate governance arrangements would be in place in connection with the transaction and the proposed break fee was reduced.

      After lengthy negotiations, including negotiations that resulted in the reduction of the break fee and superior corporate governance arrangements, the Combination Agreement was entered into on December 4, 2002, resulting in the Enhanced Arrangement.

      At a Board of Directors meeting held on December 4, 2002, RBC advised the Board of Directors that the Enhanced Arrangement was fair from a financial perspective to Shareholders, and superior to the First Sherritt Offer from a financial perspective, even with the modification as outlined by Mr. Delaney at the November 28, 2002 meeting. RBC also advised the Board of Directors that the break fee was appropriate in the circumstances.

      As in the case of the December 3, 2002 meeting, the Board of Directors deliberated without management and management Board members present.

      On December 4, 2002, the Board of Directors unanimously resolved to approve the Enhanced Arrangement and to recommend it to the Shareholders and a press release to that effect was issued.

      In total, the Enhanced Arrangement represented the outcome of twelve separate meetings of the Board of Directors and approximately seven weeks of intense activity by the Board of Directors, management and Fording’s advisors focussed on maximizing shareholder value.

      On December 6, 2002 Fording announced that the Supplement to its Information Circular in respect of the Original Arrangement (the “Supplement”) would be available electronically on December 8, 2002 and would be mailed on December 9, 2002. In addition, Fording advised that the Supplement could be couriered to securityholders in most cases on a 48 hour basis. On December 7, 2002 the Board of Directors met and approved the Supplement and on December 8, 2002, the Corporation completed the Supplement and published it on its website.

      Fording began mailing the Supplement to securityholders on December 9, 2002. On December 10, 2002, Fording published an investor presentation for investors, issued a press release announcing such publication and made a copy available on its website.

      On December 11, 2002, Sherritt International and Teachers advised Fording that Teachers would commence legal proceedings to have the Shareholders’ meeting scheduled for December 20, 2002 postponed.

      On December 11, 2002, Fording issued a press release stating that it would resist such postponement, since in Fording’s view, the Enhanced Arrangement was clearly superior to the First Sherritt Offer.

      On December 12, 2002, Sherritt announced that it intended to make the New Sherritt Offer. Also, on December 12, 2002, Fording announced that the Board of Directors would review Sherritt’s new offer when the circular describing it was received. The Board of Directors further announced that, in order to allow time for that review, the communication of its recommendation, and consideration by Shareholders over the holiday season, it would postpone the Special Meeting of Shareholders (the “Special Meeting”) to be held to consider the Enhanced Arrangement until January 3, 2003.

      On December 13, 2002, Sherritt announced that it had commenced the mailing of its dissident proxy materials to the Shareholders.

      On December 16, 2002, the Board of Directors met to discuss Sherritt’s dissident campaign.

      On December 17, 2002, the Board of Directors issued a press release and mailed a letter to Shareholders urging them not to surrender their proxies to Sherritt. The Board of Directors’ materials warned Shareholders that the Board of Directors had a clear duty to act in the best interests of the Shareholders while Sherritt did not. These materials also expressed concern that Sherritt was soliciting proxies without delivering meaningful information to Shareholders, including the New Sherritt Offer.

      On December 18, 2002, Sherritt began mailing the New Sherritt Offer.

      On December 19 and 20, 2002 the Board of Directors met to consider the New Sherritt Offer. Based on advice from RBC Capital Markets, and after extensive deliberations, including deliberations without management present, the Board of Directors issued a press release stating that the New Sherritt Offer was inadequate from a financial point of view and inferior to the Enhanced Arrangement. The Board of Directors also determined that the Fording Shareholder Rights Plan (the “Rights Plan”) applied to the New Sherritt Offer such that the new offer was not a “permitted bid” under the Rights Plan. A primary reason for this determination was that the New Sherritt Offer was radically different from what was presented to Shareholders on October 25, 2002. The Board of Directors also determined that if Sherritt were to extend their New Offer until January 23, 2003 it would be permitted as a “competing permitted bid” under the Rights Plan.

      On December 20, 2002, the Alberta Court of Queen’s Bench (the “Court”) heard a motion in relation to the timing of the Special Meeting. The Court ruled that if, by 4:30 p.m. (Mountain Standard Time) on December 23, 2002, Sherritt International and Teachers agreed to extend the expiry time of the New Sherritt Offer to January 23, 2003, then the Special Meeting would be rescheduled to January 22, 2003, with a new record date for voting set at December 19, 2002. Sherritt International and Teachers have, as of the date of this Response Circular, not indicated a willingness to extend the expiry time of the New Sherritt Offer to January 23, 2003. Shareholders will be updated forthwith by press release if, as and when the dates of the Special Meeting and the expiry time of the New Sherritt Offer change.

REJECTION OF THE NEW SHERRITT OFFER BY DIRECTORS AND SENIOR OFFICERS

      The Board of Directors has made reasonable inquires of each director and senior officer of Fording, their respective associates, any person or company holding more than 10% of any class of equity securities of Fording and any person or company acting jointly or in concert with Fording. The directors and senior officers of Fording, together with their respective associates, have indicated their intention to REJECT the New Sherritt Offer and NOT TENDER their respective Common Shares to the New Sherritt Offer.

MATERIAL CHANGES

      Except as otherwise disclosed or referred to in the Directors’ Circular, the Information Circular, the Supplement, the First Sherritt Offering Circular and the New Sherritt Offering Circular, to the knowledge of the directors and senior officers of the Corporation, after reasonable inquiry, there has been no material change in the affairs or prospects of the Corporation since the date of the publication of its last financial statements, being the interim unaudited financial statements of the Corporation for the third quarter ended September 30, 2002, and there is no information contained in such financial statements that is materially misleading because of events subsequent to their publication or any other information which has not been generally disclosed to the public that would reasonably be expected to affect the decision of the Shareholders to accept or reject the New Sherritt Offer.

STATUTORY RIGHTS OF ACTION

      Securities legislation in certain of the Provinces and Territories of Canada provides Shareholders with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to such Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their Province or Territory for particulars of those rights or consult with a lawyer.

OWNERSHIP OF SECURITIES OF SHERRITT INTERNATIONAL, TEACHERS OR SHERRITT

      None of Fording, its directors or senior officers, or to the knowledge of the directors and senior officers of Fording, after reasonable inquiry, any associates of the directors or senior officers of Fording, any person or company holding more than 10% of the Common Shares or any person or company acting jointly or in concert with Fording, owns or exercises control or direction over any securities of any class of Sherritt International, Teachers or Sherritt, except that Mr. Haskayne, together with his spouse, own $2,130,000 principal amount of 6% convertible debentures of Sherritt International due December 15, 2006 and Mr. Phillips owns 1,000 restricted voting shares of Sherritt International.

INCORPORATION BY REFERENCE

      The information disclosed and referred to in the Directors’ Circular, the Information Circular and the Supplement are incorporated by reference into this Response Circular. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Response Circular to the extent that a statement contained herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Response Circular.

OTHER INFORMATION

      There is no information not disclosed in this Response Circular, but known to the directors of Fording, which would reasonably be expected to affect the decision of the Shareholders to accept or reject the New Sherritt Offer.

APPROVAL OF THE RESPONSE CIRCULAR

      The contents of this Response Circular and the sending thereof have been unanimously approved by the Board of Directors.

CERTIFICATE

December 22, 2002

      The foregoing Response Circular contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Furthermore, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the securities subject to the New Sherritt Offer within the meaning of the Securities Act (Québec).

By Order of the Board of Directors,

Richard F. Haskayne Chairman of the Board of Directors	James G. Gardiner President, Chief Executive Officer and a Director

James F. Jones Corporate Secretary

SCHEDULE “A”

CONSENT OF RBC DOMINION SECURITIES INC.

To: The Directors of Fording Inc.

      We hereby consent to the reference to our name and to our opinion and to the inclusion of the text of our opinion as Schedule “B” to the Response Circular dated December 22, 2002 in connection with the new offer by Sherritt Coal Acquisition Inc. to the Shareholders of Fording.

Calgary, Alberta

December 22, 2002

RBC Dominion Securities Inc.

A-1

SCHEDULE “B”

OPINION OF RBC DOMINION SECURITIES INC.

RBC Dominion Securities Inc. Suite 1100, Bankers Hall West 888 – 3 Street S.W. Calgary, Alberta T2P 5C5 Tel: (403) 299-7111 Fax: (403) 299-6900

December 19, 2002

The Board of Directors

Fording Inc.
Suite 1000, Fording Place
205 Ninth Avenue, S.E.
Calgary, Alberta
T2G 0R4

To the Board:

      RBC Dominion Securities Inc. (“RBC”), a member company of RBC Capital Markets, understands that Sherritt Coal Acquisition Inc. (the “Offeror”) has made an offer (the “New Sherritt Offer”) to purchase all of the outstanding common shares (the “Common Shares”) of Fording Inc. (the “Company”) for consideration consisting of, at the election of each holder of Common Shares (collectively, the “Shareholders”): (i) $35.00 in cash per Common Share (the “Cash Option”), (ii) one exchange right (an “Exchange Right”) per Common Share exchangeable into one unit of a new income trust (the “Canadian Coal Trust”) (the “Exchange Right Option”), or (iii) a combination of cash and Exchange Rights (the “Combination Option”). The Cash Option, the Exchange Right Option and the Combination Option are subject to proration based on the maximum amount of cash to be available to Shareholders under the New Sherritt Offer of $850 million and the maximum number of Exchange Rights to be available to Shareholders under the New Sherritt Offer of approximately 42.4 million Exchange Rights. The Offeror is a wholly-owned subsidiary of Sherritt Coal Partnership II (the “Partnership”), a general partnership between Sherritt International Corporation (“Sherritt”) and Ontario Teachers’ Pension Plan Board (“Teachers”). RBC understands that Teachers has indicated that it will elect to receive Exchange Rights for each of the approximate 3.2 million Common Shares it holds. Under the New Sherritt Offer, the assets of the Canadian Coal Trust will consist of the Company’s metallurgical coal assets and industrial minerals operations and certain metallurgical coal assets and port facilities jointly owned by Luscar Coal Ltd. (“Luscar”), a subsidiary of a partnership between Sherritt and Teachers, and CONSOL Energy Inc. (“CONSOL”). The New Sherritt Offer also provides that the Company’s thermal coal assets will be transferred to the Partnership, Luscar and/or their affiliates. After giving effect to the transactions contemplated under the New Sherritt Offer, including the right of each of Luscar and CONSOL to dispose of their respective interests in the Luscar mine for trust units in the Canadian Coal Trust, the interest of Shareholders other than the Offeror and its affiliates, as defined in the Securities Act (Ontario), in the Canadian Coal Trust will be not less than 41.5% and not more than 67.9%, and the interests of the Offeror and its affiliates will be not less than 26.6% and not more than 53.0% and the interest of CONSOL will be 5.5%. The terms of the New Sherritt Offer are more fully described in a take-over bid circular dated December 16, 2002 (the “Circular”), which has been mailed to Shareholders.

      RBC understands that the Offeror made an offer (the “First Sherritt Offer”) to purchase all of the outstanding Common Shares of the Company for consideration consisting of $29.00 per Common Share in cash. The terms of the First Sherritt Offer are more fully described in a take-over bid circular dated October 25, 2002, which has been mailed to Shareholders.

      On November 20, 2002, the Company mailed an information circular to Shareholders describing a transaction whereby each Shareholder would have received $3.00 cash plus one unit of a newly-formed income trust (the

“Conversion”). The Conversion was amended pursuant to a proposed transaction (the “Enhanced Arrangement”) involving the Company, Teck Cominco Limited (“Teck”) and Westshore Terminals Income Fund (“Westshore”) whereby each Shareholder can elect to receive, subject to proration: (i) $34.00 in cash per Common Share, (ii) one trust unit per Common Share, or (iii) a combination of cash and trust units. The maximum amount of cash available to Shareholders under the Enhanced Arrangement will be $795 million and the maximum number of trust units available to Shareholders under the Enhanced Arrangement will be approximately 27.6 million trust units. The terms of the Enhanced Arrangement are more fully described in an information circular dated December 8, 2002, which has been mailed to Shareholders.

      The Company has retained RBC to provide advice and assistance to the board of directors of the Company (the “Board”) in evaluating the New Sherritt Offer, including the preparation and delivery to the Board of RBC’s opinion as to the adequacy of the consideration under the New Sherritt Offer from a financial point of view to Shareholders other than the Offeror and its affiliates (the “Fairness Opinion”). RBC has not prepared a valuation of the Company, the Offeror, Luscar, CONSOL or the Canadian Coal Trust or any of their respective securities or assets and the Fairness Opinion should not be construed as such.

Engagement

      The Company initially contacted RBC regarding a potential advisory assignment in July 2002, and RBC was formally engaged by the Company to advise the Board through an agreement between the Company and RBC (the “Engagement Agreement”) dated as of September 25, 2002. The terms of the Engagement Agreement provide that RBC is to be paid a fee for its services as financial advisor, including fees that are contingent on a change of control of the Company or certain other events. In addition, RBC is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by the Company in certain circumstances. RBC consents to the inclusion of the Fairness Opinion in its entirety and a summary thereof in the directors’ circular to be mailed to the Shareholders (the “Directors’ Circular”) and to the filing thereof, as necessary, by the Company with the securities commissions or similar regulatory authorities in each province of Canada. Pursuant to the Engagement Agreement: (i) on November 4, 2002, RBC delivered to the Board RBC’s opinion that the consideration under the First Sherritt Offer was inadequate from a financial point of view to Shareholders other than the Offeror and its affiliates; (ii) on November 17, 2002, RBC delivered to the Board RBC’s opinion that the consideration under the Conversion was fair from a financial point of view to Shareholders; and (iii) on December 7, 2002, RBC delivered to the Board RBC’s opinion that the consideration under the Enhanced Arrangement was fair from a financial point of view to Shareholders.

      RBC acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of the Company, the Offeror, Teck, Westshore, Sherritt, CONSOL or any of their respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, RBC conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Company, the Offeror, Teck, Westshore, Sherritt, CONSOL, any of their respective associates or affiliates, or the New Sherritt Offer, the Enhanced Arrangement, the Conversion or the First Sherritt Offer.

Credentials of RBC Dominion Securities

      RBC is one of Canada’s largest investment banking firms, with operations in all facets of corporate and government finance, corporate banking, mergers and acquisitions, equity and fixed income sales and trading and investment research. RBC Capital Markets also has significant operations in the United States and internationally. The Fairness Opinion expressed herein represents the opinion of RBC and the form and content herein have been approved for release by a committee of its directors, each of whom is experienced in merger, acquisition, divestiture and fairness opinion matters.

Scope of Review

      In connection with our Fairness Opinion, we have reviewed and relied upon or carried out, among other things, the following:

1.	the Circular;

2.	the most recent draft dated December 19, 2002 of the press release which forms the basis of the Directors’ Circular explaining the Board’s recommendation for rejection of the New Sherritt Offer;

3.	the information circular dated December 8, 2002 describing the Enhanced Arrangement;

4.	the information circular dated November 20, 2002 describing the Conversion;

5.	the Company’s directors’ circular dated November 6, 2002 recommending rejection of the First Sherritt Offer;

6.	the take-over bid circular dated October 25, 2002 relating to the First Sherritt Offer;

7.	the combination agreement between the Company, Teck and Westshore dated December 4, 2002;

8.	the Form 6-K of Luscar for the quarters ended March 31, 2002, June 30, 2002 and September 30, 2002;

9.	the Form 20-F of Luscar for the year ended December 31, 2001;

10.	the unaudited interim reports of Sherritt for the quarters ended March 31, 2002, June 30, 2002 and September 30, 2002;

11.	the annual report of Sherritt for the year ended December 31, 2001;

12.	the annual information form of Sherritt for the year ended December 31, 2001;

13.	the notice of annual meeting of shareholders and management information circular of Sherritt for the year ended 2001;

14.	the unaudited interim reports of Luscar Coal Income Fund for the quarters ended March 31, 2000, June 30, 2000 and September 30, 2000;

15.	the annual reports of Luscar Coal Income Fund for the three years ended December 31, 1998, 1999 and 2000;

16.	the annual information form of Luscar Coal Income Fund for the year ended December 31, 2000;

17.	the Luscar Coal Income Fund directors’ circular dated April 27, 2001 recommending acceptance of the Sherritt Coal Partnership offer;

18.	the Luscar Coal Income Fund directors’ circular dated March 16, 2001 recommending rejection of the Sherritt Coal Partnership offer;

19.	the Sherritt Coal Partnership take-over bid circular dated March 8, 2001 describing the offer to purchase Luscar Coal Income Fund;

20.	the unaudited interim reports of Manalta Coal Income Trust for the quarters ended March 31, 1998 and June 30, 1998;

21.	the annual report of Manalta Coal Income Trust for the year ended December 31, 1997;

22.	the annual information form of Manalta Coal Income Trust for the year ended December 31, 1997;

23.	the Manalta Coal Income Trust directors’ circular dated September 2, 1998 recommending acceptance of the Luscar Coal Income Fund offer;

24.	the Manalta Coal Income Trust directors’ circular dated August 6, 1998 recommending rejection of the Luscar Coal Income Fund offer;

25.	the Luscar Coal Income Fund take-over bid circular dated July 27, 1998 describing the offer to purchase Manalta Coal Income Trust;

26.	audited financial statements of the Company for each of the five years ended December 31, 1997, 1998, 1999, 2000 and 2001;

27.	the unaudited interim reports of the Company for the quarters ended March 31, 2002, June 30, 2002 and September 30, 2002;

28.	the annual report of the Company for the year ended December 31, 2001;

29.	the annual review of the Company for the year ended December 31, 2000;

30.	the notice of annual meeting of shareholders and management information circular of the Company for the year ended December 31, 2001;

31.	the annual information form of the Company for the year ended December 31, 2001;

32.	audited financial statements of each of Teck Corporation and Cominco Ltd. for each of the three years ended December 31, 1998, 1999 and 2000;

33.	audited financial statements of Teck for each of the two years ended December 31, 2000 and 2001;

34.	the unaudited interim reports of Teck for the quarters ended March 31, 2002, June 30, 2002 and September 30, 2002;

35.	the annual report of Teck for the year ended December 31, 2001;

36.	the annual reports of each of Teck Corporation and Cominco Ltd. for each of the two years ended December 31, 1999 and 2000;

37.	the notice of annual meeting of shareholders and management information circular of Teck for the year ended December 31, 2001;

38.	the notice of special meeting and management proxy circular, dated June 14, 2001, with respect to the plan of arrangement involving Teck Corporation and Cominco Ltd.;

39.	the annual information form of Teck for the year ended December 31, 2001;

40.	the arrangement circular, dated August 3, 2001, pertaining to the reorganization of Canadian Pacific Limited into five separate publicly trading companies, one of which is the Company;

41.	financial projections under various scenarios for the Company prepared by management of the Company on a consolidated basis and segmented by mining operation for the five years ending December 31, 2003 through 2007 as well as the fourth quarter ending December 31, 2002;

42.	financial information of the Company prepared on a segmented basis by mining operation for the five years ended December 31, 1997, 1998, 1999, 2000 and 2001 as well as for the nine months ended September 30, 2002;

43.	financial information for Teck’s Elkview mine for the five years ended December 31, 1997, 1998, 1999, 2000 and 2001 as well as for the nine months ended September 30, 2002;

44.	monthly Mine Manager’s Reports for Teck’s Elkview mine for the two years ended December 31, 2000 and 2001 as well as for the nine months ended September 30, 2002;

45.	internal life of mine management budgets and operating plans of the Company segmented by mining operations;

46.	information regarding the fixed assets and mineral rights of Teck’s Bullmoose and Quintette mines;

47.	internal life of mine management budgets and operating plans for Teck’s Elkview mine;

48.	discussions with senior management of each of the Company, Teck and Westshore;

49.	discussions with the legal counsel of each of the Company, Teck and Westshore;

50.	discussions with the Company’s tax counsel;

51.	discussions with the Company’s auditors;

52.	public information relating to the business, operations, financial performance and stock trading history of the Company and other selected public companies considered by us to be relevant;

53.	public information with respect to other transactions of a comparable nature considered by us to be relevant;

54.	public information regarding the North American and international coal industries;

55.	representations contained in a certificate addressed to us, dated as of the date hereof, from senior officers of the Company as to the completeness and accuracy of the information upon which the Fairness Opinion is based; and

56.	such other corporate, industry and financial market information, investigations and analyses as RBC considered necessary or appropriate in the circumstances.

      RBC has not, to the best of its knowledge, been denied access by the Company to any information requested by RBC.

Assumptions and Limitations

      With the Board’s approval and as provided for in the Engagement Agreement, RBC has relied upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions or representations obtained by it from public sources, senior management of the Company and their consultants and advisors (collectively, the “Information”). The Fairness Opinion is conditional upon such completeness, accuracy and fair presentation of such Information. Subject to the exercise of professional judgment and except as expressly described herein, we have not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information.

      Senior officers of the Company have represented to RBC in a certificate delivered as of the date hereof, among other things, that (i) the Information (as defined above) provided orally by, or in the presence of, an officer or employee of the Company or in writing by the Company or any of its subsidiaries or their respective agents to RBC for the purpose of preparing the Fairness Opinion was, at the respective dates the Information was provided to RBC, and is at the date hereof, complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact in respect of the Company, its subsidiaries or the New Sherritt Offer and did not and does not omit to state a material fact in respect of the Company, its subsidiaries or the New Sherritt Offer necessary to make the Information or any statement contained therein not misleading in light of the circumstances under which the Information was provided or any statement was made; and that (ii) since the respective dates of the Information provided to RBC, except as disclosed in writing to RBC, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its subsidiaries and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Fairness Opinion.

      In preparing the Fairness Opinion, RBC has made several assumptions, including that all of the conditions required to implement the New Sherritt Offer will be met, that the disclosure provided or incorporated by reference in the Circular with respect to the Company, the Offeror and their respective subsidiaries and affiliates and the New Sherritt Offer is accurate in all material respects, and that the disclosure provided or incorporated by reference in the Directors’ Circular with respect to the Company, the Offeror and their respective subsidiaries and affiliates and the New Sherritt Offer will be accurate in all material respects.

      The Fairness Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of the Company, the Offeror and their respective subsidiaries and affiliates, as they were reflected in the Information and as they have been represented to RBC in discussions with management of the Company. In its analyses and in preparing the Fairness Opinion, RBC made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of RBC or any party involved in the New Sherritt Offer.

      The Fairness Opinion has been provided for the use of the Board and may not be used by any other person or relied upon by any other person other than the Board without the express prior written consent of RBC. The Fairness Opinion is given as of the date hereof and RBC disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion which may come or be brought to RBC’s attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Fairness Opinion after the date hereof, RBC reserves the right to change, modify or withdraw the Fairness Opinion.

      RBC believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Fairness Opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. The Fairness Opinion is not to be construed as a recommendation to any Shareholder as to whether to tender their Common Shares to the New Sherritt Offer.

Fairness Conclusion

      Based upon and subject to the foregoing, RBC is of the opinion that, as of the date hereof, the consideration under the New Sherritt Offer is inadequate from a financial point of view to Shareholders other than the Offeror and its affiliates.

Yours very truly,

RBC DOMINION SECURITIES INC.

Please direct all inquiries to:

66 Wellington Street West

TD Tower – Suite 5210
Toronto Dominion Centre
Toronto, Ontario M5K 1J3

Toll Free Number:

1-866-254-7864 English
1-866-258-7293 French

email: shareholder@gscorp.com

This Circular can be viewed at

www.gsccanada.com or www.sedar.com

PRINTED IN CANADA

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